NO ACT

PE
12-14-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010478

January 21, 2010

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-21-2010

Re: Verizon Communications Inc.
Incoming letter dated December 14, 2009

Dear Ms. Weber:

This is in response to your letters dated December 14, 2009 and January 15, 2010 concerning the shareholder proposal submitted to Verizon by the Association of BellTel Retirees Inc. We also have received a letter on the proponent's behalf dated January 8, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW, Suite 800
Washington, DC 20005-6705

January 21, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 14, 2009

The proposal asks the board to adopt a policy whereby future grants of long-term incentive awards to senior executive officers in the form of Performance Share Units will vest and become payable only if Total Shareholder Return equals or exceeds the median performance of the Related Dow Peers, or whatever peer index the board deems most appropriate.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

January 15, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Supplement to Letter Dated December 14, 2009
Related to the Shareholder Proposal of
The Association of BellTel Retirees Inc.

Ladies and Gentlemen:

I refer to my letter dated December 14, 2009 (the "December 14 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by The Association of BellTel Retirees Inc. (the "Proponent") may be properly omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(9) from the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders ("the 2010 proxy materials").

This letter is in response to the letter to the Staff dated January 8, 2010 submitted by Hitchcock Law Firm PLLC on behalf of the Proponent (the "Proponent's Letter") and supplements the December 14 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent and by email to Hitchcock Law Firm PLLC.

I. The Proponent's Letter Improperly Attempts to Recast the Proposal as an Amendment to Verizon's Performance Share Unit Program.

The entire argument in the Proponent's Letter with respect to the Rule 14a-8(i)(3) exclusion rests on a single false premise: that the Proposal is nothing more than a simple amendment to an existing performance share unit program. On page 2 of the Proponent's Letter, the Proponent attempts to recast the Proposal as "a single, specific amendment to the Company's ongoing Performance Stock Unit (PSU) compensation program." However, the Proposal itself includes no language to this effect. If the Proposal simply was intended to request an amendment to Verizon's existing performance share unit program, then the Proposal easily could have been drafted to state this. Instead, the Proposal is broad in nature and requests that the Board adopt a "policy" that would prohibit the vesting of performance share units unless Verizon's stock performance ranks above the median (or average) of a group of companies. It is by no means limited to the existing performance share unit program. The Proposal, on its face, applies to all existing and future programs.

In addition, rather than attempting to refute Verizon's argument that the Proposal itself contains numerous ambiguities and uncertainties, the Proponent relies on "assumptions" and "suggestions" to unsuccessfully address the numerous deficiencies identified in the December 14 Letter. For example, the Proponent's Letter states that the Proposal "*clearly suggests* that the PSU program should otherwise be unchanged" (p. 3) (emphasis added) and argues, with respect to the uncertainty regarding the relevant time period to be measured, "that the only *reasonable assumption* one could draw from the [Proposal] is that the time period would remain the same 'three-year cycle'" (p. 4) (emphasis added). With respect to the conflicting use of median or average TSR in the Proposal, the Proponent acknowledges that "in theory a Supporting Statement might create uncertainty by contradicting the resolution" (p. 5). As the Proponent cannot ignore the plain language of the Proposal, the Proponent simply asserts in conclusory fashion that the Proponent "clearly intended" the Proposal to refer to "better than mediocre" and that there "seems *little chance* that a shareholder would read this sentence as contradicting" (p. 5) (emphasis added). These statements in the Proponent's Letter are an acknowledgement that the Proposal is, in fact, vague and ambiguous, and it would take numerous "assumptions" and "suggestions" on the part of shareholders and the Board in order to interpret what the Proposal may or may not mean, and how to discern what the Proponent's intent may have been. In addition, the Proponent's attempt to recast the Proposal as a simple amendment to Verizon's existing performance share program rather than a broad policy change further highlights the fact that shareholders voting on the Proposal would be unable to determine, with any reasonable certainty, which actions or measures the Proposal would require.

II. The Proponent's Letter Fails to Refute Verizon's Argument that the Proposal Directly Conflicts with a Management Proposal.

The Proponent's Letter fails to refute Verizon's argument that the Proposal and Verizon's advisory vote on executive compensation (the "Company Resolution") are in conflict. Instead, the Proponent's Letter improperly relies on legislation and no-action letters which relate exclusively to companies receiving federal TARP funds. Verizon has not received federal TARP funds and therefore the precedents cited in the Proponent's Letter are neither analogous nor applicable to Verizon.

In addition, the Proponent's Letter incorrectly claims that Verizon seeks to exclude, for companies that have an advisory vote on executive compensation, "any shareholder-sponsored proposal that relates in any way to ... executive compensation policy or procedure." This claim is a gross mischaracterization of Verizon's argument in the December 14 Letter. Verizon does not argue that the Proposal is excludable simply because it relates to executive compensation. Rather, Verizon believes that the Proposal is excludable because Verizon's performance share unit program goes to the very heart of Verizon's executive compensation program. As discussed in the December 14 Letter, "a significant portion (approximately 70%) of a named executive officer's total compensation opportunity is in the form of long-term incentive awards" with 100% of the CEO's long-term incentive award in the form of performance share units and 60% of the long-term incentive awards for the other named executives officers in the form of performance share units. Although the Proponent strains to compare the Proposal to a shareholder proposal voted on last year regarding death-related benefits paid to senior executives, the Proponent ignores the fact that death-related benefits comprise a relatively small and discrete component of Verizon's executive compensation program, whereas performance share units, in stark contrast, comprise a far more substantial component of Verizon's executive compensation program.

A shareholder voting on the Company Resolution on executive compensation – a substantial component of which covers long-term incentive compensation in the form of performance share units, which are subject to a series of performance thresholds – would be presented with an alternative and conflicting decision if the shareholder were to vote on the Proposal, which seeks a policy of prohibiting the vesting of performance share units unless performance ranks above the median (or average) of a group of companies. As a result, shareholders that vote in favor of both the Company Resolution and the Proposal would be indicating conflicting preferences as to Verizon's long-term incentive compensation program and performance share unit program. An affirmative vote on both proposals would therefore lead to an inconsistent and ambiguous mandate from Verizon's shareholders, which is precisely the outcome that Rule 14a-8(i)(9) is intended to prevent.

III. Conclusion

For the reasons set forth above and in the December 14 Letter, Verizon believes that the Proposal may properly be omitted from the 2010 proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(9) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

cc: Cornish F. Hitchcock

C. William Jones
President and Executive Director
Association of BellTel Retirees

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

8 January 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to Verizon from the Association of BellTel Retirees Inc.

Dear Counsel:

I am responding on behalf of the Association of BellTel Retirees Inc. ("the Proponent") to the letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 14 December 2009 ("Verizon Letter"), in which Verizon advises that it plans to omit this resolution from the Company's 2010 proxy materials. For the reasons set forth below, the Proponent respectfully asks the Division to deny the no-action relief that Verizon seeks.

The Association's Proposal

The resolution states as follows:

> RESOLVED, the stockholders of Verizon hereby ask the Board to adopt a policy whereby future grants of long-term incentive awards to senior executive officers in the form of Performance Share Units will vest and become payable only to the extent that Total Shareholder Return (TSR) equals or exceeds the median performance of the Related Dow Peers, or whatever peer index the Board deems most appropriate.

Verizon cites two bases for omitting this resolution from its proxy materials:

1. Verizon argues that the proposal is vague and indefinite, and therefore materially false and misleading in violation of Rule 14a-9. Exclusion is sought under Rule 14a-8(i)(3).

2. Verizon argues that the proposal may be excluded under Rule 14a-8(i)(9)

because it directly conflicts with a management proposal seeking a non-binding vote to approve or disapprove the Company's overall executive compensation policies and procedures.

Under Rule 14a-8(g), Verizon bears the burden of demonstrating why the Proponent's proposal may be excluded. As we now show, Verizon has not sustained its burden, and the request for no-action relief should therefore be denied.

The "Vague and Indefinite" Exclusion

Verizon argues that the resolution fails to define key terms and is misleading in violation of Rule 14a-9, rendering it excludable under Rule 14a-8(i)(3). Verizon recites the Staff's guidance on Rule 14a-8(i)(3), which states that excluding a proposal may be appropriate when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: *Staff Legal Bulletin No. 14B* (September 15, 2004). Verizon's argument fails for several reasons.

First, the resolution (printed above) does not ask Verizon to adopt some new compensation scheme, the details of which cannot be divined. Quite the opposite, in fact. The resolution proposes a specific change to one metric that Verizon uses in its existing compensation scheme. Moreover, the phrases that Verizon decries as woefully vague are the phrases that Verizon uses as part of this program.

Specifically, the resolution recommends a single, specific amendment to the Company's ongoing Performance Stock Unit (PSU) compensation program. There is nothing "inherently vague or indefinite" about the resolution language, which proposes that PSUs "vest and become payable only to the extent that Total Shareholder Return (TSR) equals or exceeds the median performance of the Related Dow Peers, or whatever peer index the Board deems most appropriate." This proposed change in the PSU formula corresponds precisely to the Compensation Committee's disclosure, in the 2009 proxy statement (at p. 35) that "[i]f Verizon's TSR during the three-year performance cycle falls below approximately the 25th percentile of the companies in the Related Dow Peers, none of the PSUs will be earned." The resolution simply asks the Board to raise the minimum performance payout threshold from the 25th to the 50th percentile (*i.e.*, to the median).

The resolution thus focuses on one element of the ongoing PSU program that the Board's Compensation Committee uses nearly five full pages of the 2009 proxy statement to explain (Verizon 2009 Proxy Statement at 30-31 and 34-37). The operative language in the resolution could not be clearer, as the Supporting Statement makes clear. Thus, the Proponent quotes the Corporate Library's 2008

"Pay for Failure" study as follows: "Verizon's [PSUs] continue to pay out for TSR performance below the median." Indeed, because the proxy statement's description of the many elements comprising the PSU is so complex, Proponent uses nearly half the Supporting Statement to summarize the context and basic mechanics of the PSU program and even cites page numbers in the proxy so that shareholders will know where to find more details:

> PSUs pay out at the end of a three-year cycle based on Verizon's TSR compared to the Related Dow Peers, a benchmark selected by the Board to "represent Verizon's primary competitors for executive talent and investor dollars" (2009 Proxy, p. 30).
>
> The problem is that PSUs pay out at 50% of Target ($6.56 million in Seidenberg's case) for relative TSR at the 24th percentile (that is, if Verizon performs as low as 25th among the 34 Peers selected by the Board). If Verizon's TSR ranks at the 39th percentile (21st among 34 Peers) the PSUs pay out 75% of Target.
>
> For example, Seidenberg's Target Award for the 2008-10 PSU grant is $13.5 million. He will receive 50% of Target ($6.5 million) if Verizon's TSR ranks 25th among the 34 Dow Peers – which is bottom quartile performance.

Verizon's Letter attempts to turn the virtue of the resolution's narrow focus into a vice. The Company claims, in effect, that in order to avoid being fatally "vague or indefinite," Proponent must propose a complete and fully-detailed PSU program. Even if this could be done within the 500-word limit, a broad refashioning of the existing PSU program is clearly not Proponent's goal. The resolution does not propose the establishment of a new PSU program; Verizon's PSU program has existed for years. The first sentence of the Supporting Statement "commend[s] the board for tying the majority of long-term compensation to the relative performance of Verizon's stock." The resolution focuses narrowly on amending one metric (the minimum payout threshold) and clearly suggests that the PSU program should otherwise be unchanged and subject to the Compensation Committee's discretion.

Second, Verizon relies heavily on a set of no-action decisions that turned on a proponent's failure to define inherently subjective terms. *E.g., Wendy's International, Inc.* (24 February 2006), *People's Energy Corporation* (23 November 2004), *Exxon Corporation* (29 January 1992). In each of these, the action proposed in the resolution (*e.g.*, limiting indemnification, redefining board membership qualifications, issuing a report) hinged on the meaning of an undefined phrase that the Staff deemed to be inherently subject to misinterpretation (e.g., "reckless neglect," "considerable amounts of money," "accelerating development"). After trotting out these precedents, Verizon actually does not point to any such undefined term in

Proponent's resolution, but instead shifts gears to argue that the well-defined terms used in the resolution (indeed, they are terms defined by the Compensation Committee in the proxy statement) are not accompanied by sufficient detail. Verizon argues that the resolution hasn't adequately defined "the time period over which the TSR will be measured," or "which companies are included in the 'Related Dow Peers,'" or "how much of an award vests and becomes payable if the prescribed threshold level is met." (Verizon Letter at 4-5). However, since proponent explicitly is *not* seeking to amend all these other aspects of Verizon's PSU program, it is not incumbent on the proponent to repeat the description of these terms that is available to shareholders in the proxy statement.

We take each of these in turn (*see* Verizon Letter at 4-5):

1. <u>The time period over which TSR will be measured:</u> The only reasonable assumption one could draw from Proponent's proposal and Supporting Statement is that the time period would remain the same "three-year cycle" that the Board has used for years – and which the Supporting Statement explicitly references. As noted above, Proponent explains the three-year award cycle at the very beginning of the Supporting Statement and nowhere suggests it should be changed:

   > PSUs pay out at the end of a ***three-year cycle*** based on Verizon's TSR compared to the Related Dow Peers, a benchmark selected by the Board to "represent Verizon's primary competitors for executive talent and investor dollars" (2009 Proxy, p. 30). [emphasis added]

2. <u>Parameters as to which companies are included in the "Related Dow Peers"</u>: Once again, Proponent suggests no change to this feature of the PSU program and even states affirmatively that the composition of the company peer index, which the Compensation Committee calls the "Related Dow Peers," would be left to the Board's discretion. The resolution language states that relative TSR would continue to be based on "the Related Dow Peers, or whatever peer index the Board deems most appropriate." The Supporting Statement reinforces this, as noted above, by explaining that "the Related Dow Peers" is "a benchmark selected by the Board to 'represent Verizon's primary competitors for executive talent and investor dollars' (2009 proxy, p. 30)." Proponent even refers shareholders to the precise page in the *Compensation Discussion and Analysis* that is captioned "Role of Benchmarking and the Related Dow Peers" and is accompanied by a table listing each of the 34 Related Dow Peers used by the Board.

3. <u>How much of an award vests and becomes payable if the prescribed threshold is met</u>: Yet again, the Proponent does not suggest changing the sliding-scale

nature of the payout, based on relative TSR. The proposal does not purport to change the Target Award and clearly leaves the level of the award (like many other elements of the ongoing PSU program) to the year-to-year discretion of the Board. The resolution is plainly focused solely on the *minimum* TSR performance, relative to the peer index selected by the Committee, that should pay out at the end of the three-year cycle.

Finally, Verizon claims that the resolution and Supporting Statement, taken together, create uncertainty as to whether the intended performance threshold is the "median" or the "average" TSR among the Related Dow Peers. (Verizon Letter at 4.) Verizon's claim is make-weight at best. The resolution specifically proposes that the PSUs "become payable only to the extent that Total Shareholder Return (TSR) equals or exceeds *the median* performance" of the peer index." While in theory a Supporting Statement might create uncertainty by contradicting the resolution, here the Supporting Statement reiterates in three places that "median" performance is the relevant threshold:

> Large pay-outs for *below-median performance* . . . do not adequately align pay with performance.
>
> Performance Share Units (PSUs) should not vest or pay out, we believe, unless Verizon's performance is at least *equal to or above the median* relative to the company peer index selected by the Board.
>
> The Corporate Library's 2008 update on "Pay for Failure" companies singled out Verizon's PSUs for criticism: "Verizon's [PSUs] continue to pay out for TSR *performance below the median.*

Ignoring these four specific references, Verizon locates the source of its claimed uncertainty in the final sentence of the Supporting Statement:

> Please vote FOR this proposal asking the Board to restrict PSU awards to *above-average performance.*

In context, Proponent clearly intended this closing characterization in the more general sense of "better than mediocre." In any case, coming after the other four references to the "median" as the pertinent benchmark, there seems little chance that a shareholder would read this sentence as contradicting the explicit "equals or exceeds the median performance" wording of the resolution itself. This is even more likely because the alternative – using "average" TSR to define the minimum performance threshold – would make little sense.

Thus, Proponent does not believe that the words "above average" in the final sentence render the proposal as a whole "so inherently vague or indefinite" as to violate Rule 14a-9; should the Division disagree, Proponent is willing to substitute "median or above-median" for "above-average" or to delete the sentence entirely.

The "Conflicts with the Company's Proposal" Exclusion

Verizon claims, in the alternative, that it may omit the proposal under Rule 14a-8(i)(9) because it "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." Verizon identifies this conflicting proposal of its own as the non-binding advisory vote on the Company's overall executive compensation policies, which it intends to reintroduce in 2010. That "say-on-pay" resolution will state:

> Resolved, that the shareholder approve the overall executive compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation, together with the accompanying narrative disclosure, in the proxy statement.

Verizon argues that the two proposals "present alternative and conflicting decisions for shareholders" because "[i]f the shareholders approve the Company Resolution, they are, in effect, approving the design of the long-term incentive awards, including the performance thresholds . . .." (Verizon Letter at 6-7). Verizon's ambitious but flawed argument is without merit.

At the outset, Verizon's Letter ignores a number of recent and relevant authorities. Of note is section 7001 of the recent "stimulus" law, in which Congress amended the Emergency Economic Stabilization Act of 2008 (EESA) to require that companies receiving federal TARP funds must provide an annual advisory vote on executive compensation so long as the borrowers owe TARP money. Of particular relevance is new statutory language stating that an advisory vote shall not "be considered to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation." EESA § 111(e)(2), *codified at* 12 U.S.C. § 5221(e)(2).

Although this statute is limited to TARP recipients, it is significant that Congress did not view an advisory vote on compensation as conflicting with more specific shareholder proposals on compensation.

Both the Commission and the Division have taken similar views. In March of this year the Division twice rejected a "directly conflicts" argument in situations where both the management proposal and the shareholder proposal involved an advisory vote on pay at the upcoming meeting. The only distinction was that the company was a TARP recipient that was required to put forward that year's request for an advisory vote, whereas the shareholder proponent was recommending an annual vote regardless of whether the bank was still using TARP funds. *Bank of America Corp.* (11 March 2009); *CoBiz Financial Inc.* (25 March 2009). Despite the significant overlap as to subject matter, no "direct conflict" was found.

Moreover, in Release No. 34-60218, the Commission cited these no-action decisions approvingly in a proposed rule dealing with compensation at TARP companies. The Commission noted that a shareholder vote "will not be construed to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation." *Id.* at p. 4, n.9 (1 July 2009).

Thus one cannot credit Verizon's argument that there is a conflict, when neither Congress, the Commission or the Division has perceived one. Although the authorities discussed above deal with TARP recipients, there is no valid reason to find a conflict as to that group of companies, but no others.

First, as a policy matter, Verizon is effectively asking the Division to decide here that any company that chooses to introduce a say-on-pay advisory resolution can inoculate itself from *any* shareholder-sponsored proposal that relates in any way to altering an executive compensation policy or procedure. Stated differently, Verizon is asking the Staff to adopt the radical policy position that in the future the Division will concur with the omission of *each and every* shareholder proposal related to executive compensation at any company that adopts a policy of giving its shareholder an annual non-binding advisory vote on its overall executive compensation policies. We do not agree that a correct application of 14a-8(i)(9) compels such a result, or that the Commission would concur in the adoption of such a blatantly anti-shareholder policy.

Second, the two proposals are not "directly" in conflict. It would be entirely consistent for a shareholder to vote to approve the Company's "overall" executive compensation policies and to also vote for the sort of specific change in a particular compensation practice that Proponent proposes here. Indeed, this lack of conflict between approval of the "overall" compensation structure and a vote in favor of a specific compensation reform was in evidence at Verizon's 2009 Annual Meeting. Verizon's non-binding advisory resolution was approved by 90.1 percent of the shares voted for or against. The 2009 proxy statement also carried two shareholder-sponsored proposals asking for changes in particular compensation practices. One resolution proposed that shareholders must vote to approve benefits paid to senior executives after their death. It received 36.4 percent of the shares voted. Obviously a substantial number of shareholders saw no conflict between their approval of Verizon's "overall" compensation practices and their opinion that one specific practice (severance benefits) should be amended.

Indeed, it is noteworthy that Verizon now asserts a belief that a vote to approve its overall executive compensation policies is intended as specific approval of each individual element of its compensation package. Verizon asserted a quite different opinion in its proxy and public statements opposing shareholder approval of the annual say-on-pay advisory vote (which received 50.1 percent of the shares voted for or against). The Company claimed then that "[a] simple tally of affirmative and negative votes [on an advisory resolution] does not provide any meaningful information on which to base compensation policies and practices."

Finally, the no-action letter precedents on which Verizon relies are far removed from the relationship between the two proposals here. The precedents cited by Verizon involve a potential inconsistency between a shareholder proposal and a board proposal as to a specific compensation category or policy. These precedents all involve proposals that directly conflict on whether senior executives or board members should receive or not receive a particular form of compensation (*viz.*, whether to discontinue stock options or grant new stock options; whether to adjust equity grants for inflation or not; whether to approve stock options for directors or exclude them). The precedents cited presented shareholders with incompatible policy choices, whereas here there is no "direct" conflict between expressing approval for the Company's "overall" executive compensation policies and expressing approval or disapproval of a specific change in one element of the compensation package.

Conclusion

In sum, Verizon has failed to carry its burden of demonstrating that the proposal is so inherently vague or indefinite that it is materially false and misleading in violation of Rule 14a-9 and therefore excludable under 14a-8(i)(3). Verizon has also failed to carry its burden of demonstrating that the proposal directly and necessarily conflicts with the company's own non-binding advisory resolution, and is therefore excludable under Rule 14a-8(i)(9). Because the Company has failed to meet its burden under Rule 14a-8, we respectfully ask you to advise AT&T that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. I would be grateful as well if you could email or fax me a copy of the Division's response once it is issued.

Very truly yours,



Cornish F. Hitchcock

cc: Mary Louise Weber, Esq.
C. William Jones, ABTR

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of The Association of BellTel
Retirees Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from The Association of BellTel Retirees Inc. (the "Proponent") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

I. Introduction.

Verizon received the Proposal on November 10, 2009. The Proposal states:

RESOLVED, the stockholders of Verizon hereby ask the Board to adopt a policy whereby future grants of long-term incentive awards to senior executives in the form of Performance Share Units will vest and become payable only if Total Shareholder Return equals or exceeds the median performance of the Related Dow Peers, or whatever peer index the Board deems most appropriate.

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials (1) under Rule 14a-8(i)(3) because the resolution contained in the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9; and (2) under Rule 14a-8(i)(9) because it directly conflicts with one of Verizon's own proposals that will be submitted to shareholders at the same meeting.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2010 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Vague and Indefinite and, thus, Materially False and Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that reliance on Rule 14a-8(i)(3) to exclude a proposal may be appropriate when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example:

- *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the Board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent);
- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management

controlled programs" failed to define critical terms and was subject to differing interpretations);

- *General Electric Company* (February 5, 2003) (proposal urging the Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented);

- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);

- *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued);

- *PepsiCo, Inc.* (February 18, 2003) (excluding the same proposal as Eastman Kodak cited above on substantially similar arguments);

- *Woodward Governor Co.* (November 26, 2003) (proposal sought to implement "a policy for compensation for the executives... based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation);

- *International Machines Business Corporation* (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); and

- *Pfizer Inc.* (February 18, 2003) (proposal that board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision "to limit extraordinary gains" was impermissibly vague and indefinite).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. See, e.g., *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations);

Wendy's International, Inc. (February 24, 2006) (permitting exclusion of a proposal seeking a report detailing the progress made toward "accelerating development" of controlled-atmosphere killing where the meaning of "accelerating development" was unclear); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal seeking to limit indemnification but did not define "reckless neglect"); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy ... after losing a considerable amount of money" because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions ...in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc. supra,* the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.,supra.*

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by Verizon's Board of Directors. The Proposal requests that the Board adopt a policy with respect to the vesting of long-term incentive awards that are awarded to senior executives in the form of Performance Share Units. As explained below, the Proposal fails to adequately define the terms and conditions to be established for the awards under the proposed policy. As a result of these deficiencies, the shareholders cannot know with any reasonable certainty what they are being asked to approve.

The Proposal provides that the awards "will vest and become payable only if Total Shareholder Return equals or exceeds the median performance of the Related Dow Peers, or whatever peer index the Board deems most appropriate." Neither the resolution nor the supporting statement contained in the Proposal gives any indication as to (1) the time period over which Total Shareholder Return (TSR) will be measured, (2) which companies are to be included in the "Related Dow Peers" index; or (3) how much of an award vests and becomes payable if the prescribed threshold level is met. In addition, the resolution describes the prescribed payment threshold as "median performance," relative to the peer group index, but the supporting statement describes the threshold as "above-average performance," creating uncertainty as to whether the intended threshold is determined by reference to the median or the average of the benchmark group. These terms have different meanings and cannot be used interchangeably. The ambiguities and uncertainties presented by the failure to define critical terms in the Proposal include the following:

- Failure to define or provide parameters for the time period over which TSR will be measured. TSR represents the combination of the change in the price of a share and the dividends earned on the share over a specified time period. TSR cannot be calculated in the absence of a specified time period. The particular time period chosen for measuring the Company's TSR can significantly affect the median TSR used as a benchmark. While some shareholders voting on the proposal could reasonably assume that the appropriate time period over which to measure TSR should be one year, other shareholders could just as reasonably assume that it should be three years, five years or some other time period, leading to very different results. Similarly, the Board could reasonably assume there should be a measuring period different from that assumed by many or most of the shareholders.

- <u>Failure to define or provide parameters as to which companies are included in the "Related Dow Peers."</u> There is a wide range of possibilities as to the number and type of companies that could be included in the "Related Dow Peers" that is to be used as a benchmark. The inclusion or exclusion of specific companies could significantly affect the average or median TSR of the group and could be the determining factor in whether or not an incentive award is paid. The inclusion or exclusion of specific companies in the peer group could also have a significant impact on the size of an award. Shareholders cannot adequately evaluate the relative merits of the threshold without knowing what the benchmark is. The fact that the Commission deems this to be material information to the evaluation of an executive compensation program is evidenced by Item 402(b)(2) of Regulation S-K, which provides examples of material information to be disclosed in the Compensation Discussion and Analysis. The example offered in paragraph (xiv) of Item 402(b)(2) suggests that material information includes: "Whether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, *identifying the benchmark and, if applicable, its components (including component companies)*." [emphasis added]

- <u>Failure to specify how much of an award vests and becomes payable if the prescribed threshold level is met.</u> Shareholders also cannot adequately evaluate the relative merits of the threshold without knowing how it affects the pay-out of the award. While shareholders could reasonably assume that the pay-out will be the same number of units regardless of whether the Company's TSR equals the median TSR of the peer group companies or is at the top of the group, the Board could just as reasonably assume that the pay-out will be 100% of the units if the Company's TSR is at the threshold, but 200% if the Company is at the top of the group.

- <u>Failure to clearly define the prescribed threshold level for vesting.</u> It is unclear whether the Proposal intends the prescribed threshold for vesting of awards to be the median TSR of the peer group or the average TSR of the peer group. While the resolution uses the word "median" to describe the performance threshold, the supporting statement describes the threshold as "above-average." The median TSR is the TSR of the company that is at the mid-point of the group.

> The average TSR is a completely different measure – one based on the arithmetic average of the TSRs of the companies in the group. Thus, depending on the size of the group and the relative performance of the individual companies, median and average TSR can be significantly different benchmarks.

As a result of these ambiguities and deficiencies in the Proposal, neither the shareholders voting on the Proposal, nor the Board of Directors in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Verizon believes that the vague and indefinite language of the Proposal renders it impermissibly misleading in violation of Rule 14a-9 and, accordingly, that the Proposal may be properly excluded under Rule 14a-8(i)(3).

B. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts with a Management Proposal.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

In accordance with its Corporate Governance Guidelines, Verizon intends to submit the following resolution (the "Company Resolution") to its shareholders for a non-binding vote at the 2010 annual meeting of shareholders:

> Resolved, that the shareholders approve the overall executive compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation, together with the accompanying narrative disclosure, in the proxy statement.

The Company Resolution specifically requests that shareholders approve the Company's executive compensation policies and procedures. Pursuant to these policies, a significant portion (approximately 70%) of a named executive officer's total compensation opportunity is in the form of long-term incentive awards. Moreover, 100% of the CEO's long-term incentive award is in the form of performance share units and 60% of the long-term incentive award of the other named executive officers is in the form of performance share units. If the shareholders approve the Company Resolution, they are, in effect, approving the design of the long-term incentive awards, including the performance thresholds for vesting established by the compensation committee of the Board of Directors. Verizon believes that the single performance threshold for vesting of long-term incentive awards sought by the Proposal directly conflicts with the series of performance thresholds established by the compensation committee that is being voted on under the Company Resolution.

The Staff has consistently held that where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded pursuant to Rule 14a-8(i)(9). *See, e.g.,Croghan Bancshares, Inc.* (March 13, 2002) (proposal to exclude individual directors from stock option and incentive plan conflicted with plan granting the board broad discretion to select to whom awards will be made); *First Niagara Financial Group, Inc.* (March 7, 2002) (proposal to replace stock option grants with cash bonuses conflicted with a new stock option plan submitted by company); *Osteotech, Inc.* (April 24, 2000) (proposal that no stock options should be granted to executive officers and directors conflicted with a new stock plan that granted broad discretion to the committee to determine identity of recipients); *Phillips-Van Heusen Corporation* (April 21, 2000) (proposal that officers and directors consider the discontinuance of all stock options and other awards conflicted with company proposal to adopt certain bonus, incentive and stock option plans); *General Electric Company* (January 28, 1997) (proposal requiring stock options be adjusted for inflation conflicted with long-term incentive plan giving the committee broad discretion); *Rubbermaid Incorporated* (January 16, 1997) (proposal requiring stock options be adjusted for inflation conflicted with restricted stock incentive plan not requiring such adjustment); *SBC Communications, Inc.* (January 15, 1997) (proposal requiring stock options be adjusted for inflation conflicted with proposal that the company adopt a plan that would provide for issuance of stock options at fair market value of the stock).

When the Staff has denied exclusion of shareholder proposals under Rule 14a-8(i)(9), it has been in situations where a company's proposal and a shareholder proposal did not necessarily conflict. Here the Proposal and the Company Resolution are unambiguously in conflict. The Proposal seeks shareholder approval of a policy that would prohibit the vesting of long-term equity awards unless Verizon's stock performance ranks above the median (or, as discussed above, the average) of a group of companies. The Company Resolution seeks shareholder approval of a policy that provides for a series of performance thresholds for long-term equity awards such that a portion of an award vests if Verizon's stock performance is above the bottom quartile of a designated group of companies. Because of this conflict, including both the Proposal and the Company Resolution in the 2010 proxy materials would present alternative and conflicting decisions for Verizon's shareholders, and an affirmative vote on both the Proposal and the Company Resolution would lead to an inconsistent and inconclusive mandate from the shareholders.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2010 proxy materials pursuant to Rule 14a-8(i)(9).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2010 proxy materials (1) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9, and (2) under Rule 14a-8(i)(9) because it conflicts with a management proposal that will be included in Verizon's 2010 proxy materials. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2010 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (631) 367-1190.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: C. William Jones
President and Executive Director
Association of BellTel Retirees

EXHIBIT "A"


BELLTEL
UNITED, TO PROTECT OUR FUTURE

Association of BellTel Retirees Inc.
Post Office Box 33
Cold Spring Harbor, New York 11724

Phone: (631) 367-3067
Fax: (631) 367-1190
Hotline: 1-800-261-9222

Web Site: www.belltelretirees.org
E-mail: association@belltelretirees.org

November 9, 2009

Mr. William Horton
Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
One Verizon Way – VC44E219
Basking Ridge, NJ 07920

Dear Mr. Horton:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2010 proxy statement as allowed under Securities and Exchange Commission Rule 14a-8.

The resolution asks the Board to "adopt a policy whereby future grants of long-term incentive awards to senior executive officers in the form of Performance Share Units will vest and become payable only if Total Shareholder Return (TSR) equals or exceeds the median performance of the Related Dow Peers, or whatever peer index the Board deems most appropriate."

The Association of BellTel Retirees is a stockholder of record and has continuously held the requisite number of shares of Verizon common stock for more than one year. We intend to maintain our ownership position through the date of the 2010 Annual Meeting. One of us will attend to introduce and speak for our resolution at the Company's 2010 Annual Meeting.

Thank you for including our proposal in the Company's Proxy Statement. If you need any additional information please do not hesitate to contact me.

Sincerely yours,

C. William Jones
President and Executive Director
Association of BellTel Retirees

ATTACHMENT

Resolution on Performance Share Units

The Association of BellTel Retirees Inc., 181 Main Street/ PO Box 33, Cold Spring Harbor, NY 11724, which owns 214 shares of the Company's common stock, hereby notifies the Company that they intend to introduce the following resolution at the 2010 Annual Meeting for action by the stockholders:

RESOLVED, the stockholders of Verizon hereby ask the Board to adopt a policy whereby future grants of long-term incentive awards to senior executive officers in the form of Performance Share Units will vest and become payable only if Total Shareholder Return equals or exceeds the median performance of the Related Dow Peers, or whatever peer index the Board deems most appropriate.

SUPPORTING STATEMENT

While we commend the Board for tying the majority of long-term equity compensation to the relative performance of Verizon's stock, we believe that the performance bar is set unreasonably low. Large pay-outs for below-median performance – and for relative Total Shareholder Return (TSR) as low as the bottom 25th percentile – does not adequately align pay with performance.

Performance Share Units (PSUs) should not vest or pay out, we believe, unless Verizon's performance is at least equal to or above the median relative to the company peer index selected by the Board.

Each year the Company's named executive officers receive long-term equity awards with a target payout of approximately 10 times base salary. These equity performance grants are divided between PSUs (60%) and Restricted Stock Units (40%). CEO Ivan Seidenberg is an exception, as he receives 100% of long-term equity in the form of PSUs.

PSUs pay out at the end of a three-year cycle based on Verizon's TSR compared to the Related Dow Peers, a benchmark selected by the Board to "represent Verizon's primary competitors for executive talent and investor dollars" (2009 Proxy, p. 30).

The problem is that PSUs pay out at 50% of Target ($6.56 million in Seidenberg's case) for relative TSR at the bottom 24th percentile (that is, if Verizon performs as low as 25th among the 34 Peer companies). If Verizon's TSR ranks at the 39th percentile (21st among the 34 Peers) the PSUs pay out 75% of Target.

Seidenberg's Target Award for the 2008-10 PSU grant is $13.5 million. He will receive 50% of Target ($6.5 million) if Verizon's TSR ranks 25th among the 34 Dow Peers – which is bottom quartile performance.

At the high end, Seidenberg will receive 200% of Target ($27 million) if Verizon ranks among the top four (88th percentile or better).

The Corporate Library's 2008 update on "Pay for Failure" companies singled out Verizon's PSUs for criticism: "Verizon's [PSUs] continue to pay out for TSR performance below the median." For the performance cycles ending in 2008 and 2009, it noted, "the company would have to perform below the 20th percentile for executives to receive nothing."

The low performance bar for PSUs seems particularly unjustified because senior executives (except Seidenberg) receive 40% of their long-term "performance pay" in restricted stock (RSUs). Although the Board justifies RSUs as a "retention-oriented award" (2009 Proxy, p. 35), RSUs pay out after three years even if the executive has retired or was terminated without cause, or after a change in control, or voluntarily for good reason.

Please vote FOR this proposal asking the Board to restrict PSU awards to above-average performance.

#